UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2025
Commission File Number: 333-284004

HEIDMAR MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

 89 Akti Miaouli
Piraeus, Greece 18538
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   [X]             Form 40-F   [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 3.1 is a copy of the Amended and Restated Articles of Incorporation (the “Articles”) of Heidmar Maritime Holdings Corp. (the “Company”). The Articles became effective upon filing with the Republic of the Marshall Islands on February 19, 2025, in connection with the previously reported consummation of the business combination between the Company and MGO Global Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEIDMAR MARITIME HOLDINGS CORP.
(Registrant)

Dated: February 20, 2025

	By:	/s/ Pankaj Khanna
Pankaj Khanna
Chief Executive Officer